Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the reference to our firm under the caption “Experts” and to the inclusion in the Registration Statement of Facebank Group, Inc. (formerly known as Pulse Evolution Group, Inc.) on Form S-1 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 29, 2020 and with respect to the restatement contained within Note 2, which is dated August 10, 2020 with respect to our audit of the consolidated financial statements of Facebank Group, Inc. (formerly known as Pulse Evolution Group, Inc.) and Subsidiaries as of December 31, 2019 and for the year then ended.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America

August 10, 2020